EXHIBIT 99.20

License Agreement among the Registrant, Shire Pharmaceuticals Group plc and Shire International Licensing B.V., dated as of January 9, 2004

The document was filed with the Canadian securities regulators in redacted form.

LICENCE AGREEMENT

DATE:

9 January 2004

PARTIES:

(1)

ANORMED, INC. a company incorporated in Canada whose principal place of business is #200, 20353 64th Avenue, Langley, B.C.  V2Y 1N5, Canada (hereinafter referred to as "AnorMED")

(2)

SHIRE PHARMACEUTICALS GROUP PLC, a company organised and existing under the laws of England whose registered office is situated at Hampshire International Business Park, Chineham, Basingstoke, Hampshire, RG24 8EP, England (hereinafter referred to as "SPG")

(3)

SHIRE INTERNATIONAL LICENSING B. V. of Fred. Roeskestraat 123 Olympic Plaza, 1076EE, Amsterdam, The Netherlands (hereinafter referred to as "SILBV")

WHEREAS:

A.

Johnson Matthey plc, a company incorporated in the United Kingdom ("JM"), and SPG entered into a License Agreement, dated February 12, 1996 (the "License Agreement") pursuant to which JM licensed certain patents and know-how to Shire in respect of the development of a product for the treatment of [REDACTED TEXT] in humans.

B.

JM, AnorMED, SPG and SILBV are parties to an Assignment and Amendment to License Agreement, dated December 15, 1997 (the "First Amendment"), under which the License Agreement, was amended and assigned to AnorMED and assigned in part to SILBV (such License Agreement as amended and assigned by the First Amendment, the "Revised License Agreement").

C.

AnorMED has filed a U. S. patent application No. [REDACTED TEXT] and has filed or will be filing foreign counterparts of such application for use of the Compounds (as defined below) and other compounds for [REDACTED TEXT].

The parties wish to amend and restate the License Agreement to add, amongst other things, U. S. patent application No. [REDACTED TEXT] and to provide for non-human use of the Compound (as defined below).

1.

DEFINITIONS AND INTERPRETATION

1.1

In this Agreement the following words shall have the following meanings, unless the context otherwise requires:

"AnorMED Know-How"	all data, information and know-how from time to time in AnorMED's possession or under its control, which it has a right license, relating to [REDACTED TEXT]
"Associated Company"	any company which for the time being is:

(a)

a company having an ordinary share capital (as defined in S832 of the Income and Corporation Taxes Act 1988) of which not less than 50% is owned directly or indirectly by AnorMED or Shire (as the case may be) or a holding company of AnorMED or Shire (as the case may be) applying the provisions of S838 of the Income and Corporation Taxes Act 1988 in the determination of ownership;

(b) a holding company (as defined in S736 of the Companies Act 1985 as amended) of AnorMED or Shire (as the case may be); or
(c) a subsidiary (as defined in S736 of the Companies Act 1985 as amended) of any such holding company;
"Confidential Information"	has the meaning given in clause 3.1;
"Compounds"

(a)  [REDACTED TEXT] for use in the prevention or treatment of disease or adverse conditions in humans and in non-humans; and (b) the compounds (including any salts or hydrates thereof) for the uses in humans and in non-humans covered by the claims of the Patents set forth in Appendix I attached hereto;

"Commencement Date"	2nd February 1996;
"Cost of Goods"	[REDACTED TEXT]

determined in accordance with UK GAAP consistently applied; in each case as evidenced by reasonably detailed supporting documentation and prepared consistently from period to period;
"Disclosing Party"	has the meaning given in clause 3.1;
"Distributor"

a party that is not Shire or an Associated Company or a sub-licensee who purchases a branded Product in final dosage form for resale and does not modify, reformulate, repackage or rebrand the Product before reselling;

"Effective Date"	the date of this Agreement;
"Field"

(a)  the [REDACTED TEXT] treatment or prevention of disease or adverse conditions in humans and in non-humans and (b)  the uses of compounds (including any sales or hydrates thereof) in humans and in non-humans covered by the claims of the Patents set forth in Appendix I attached hereto;

"First Amendment"	has the meaning given in Recital A;
"JM"	has the meaning given in Recital A;
"License Agreement"	has the meaning given in Recital A;
"Net Sales Value"

the invoiced sales value of Products sold by Shire, its Associated Companies or sub-licensees to Third Parties (including sales by Shire, its Associated Companies or sub-licensees to their Distributors) for use in humans in an arm's length transaction for money or money's worth after deduction of normal trade discounts actually granted and of any credit actually given by Shire, its Associated Companies or sub-licensees (as the case may be) for returned or defective goods, transport costs, custom duties and sales taxes directly related to such sales.  For the avoidance of doubt, sales by any Distributors of Shire, its Associated Companies or sub-licensee to Third Parties shall not be included within this term 'Net Sales Value';

"Patents"

(a)  all the patents and patent applications of AnorMED set forth in Appendix I attached hereto and (b) any patents and patent applications from time to time owned or in-licensed by AnorMED prior to [REDACTED TEXT] which AnorMED has a right to licence and which claim a composition, formulation, use or method of manufacturing [REDACTED TEXT] for the use in humans and/or in non-humans in the treatment or prevention of diseases, in each case together with all divisionals, extensions, reissues, substitutions, renewals, continuations and foreign counterparts thereof (including European Supplementary Protection Certificates) and patents issuing thereon;

"Products"	pharmaceutical compositions containing a Compound as a therapeutically active ingredient in finished product form;
"Product Licence"	the grant of all necessary governmental and regulatory approvals, including pricing approval, to sell the Products in any country of the Territory;
"Receiving Party"	has the meaning given in clause 3.1;
"Shire"	SPG or SILBV or collectively SPG and SILBV as the case may be;
"SILBV Territory"	worldwide except the SPG Territory;
"SPG Territory"	the United Kingdom of Great Britain and Northern Ireland and Ireland;
"Technology Rights"	has the meaning given in clause 10.2;
"Territory"	worldwide;
"Third Party"	any person who is not (a) a party to this Agreement; (b) an Associated Company of a party to this Agreement; or (c) a sub-licensee under this Agreement;
"Valid Claim"

any claim of any issued, unexpired patent included in the Patents that has not been held to be unenforceable or invalid by any court in respect of a country in which such Patent has been filed from which no appeal can be taken or with respect to which an appeal is not taken within the time allowed for appeal;

"Veterinary Net Income"	(a) [REDACTED TEXT]
"Veterinary Net Sales"

the invoiced sales value of Products for non-human use sold in an arm's length transaction by Shire or its Associated Companies to Third Parties (including sales by Shire or its Associated Companies to their Distributors) for money or money's worth after deduction of normal trade discounts actually granted and of any credits actually given by Shire for returned or defective goods, transport costs, custom duties and sales taxes directly related to such sales.  For the avoidance of doubt, sales by Distributors of Shire or its Associated Companies to Third Parties shall not be included within this term 'Veterinary Net Sales'.

1.2

Headings are for ease of reference only and shall not be taken into account in constructing this Agreement.

1.3

Except where the context otherwise requires, words denoting the singular include the plural and vice versa; words denoting any one gender include all genders; words denoting persons include firms and corporations and vice versa.

2.

GRANT

2.1

AnorMED hereby grants:

2.1.1

SPG an exclusive, royalty-bearing licence under the Patents and an exclusive licence under the AnorMED Know-How to develop, manufacture, have manufactured, use and sell the Compound and the Products in the SPG Territory for the Field; and

2.1.2

SILBV an exclusive, royalty-bearing licence under the Patents and an exclusive licence under the AnorMED Know-How to develop, manufacture, have manufactured, use and sell the Compound and the Products in the SILBV Territory for the Field, PROVIDED THAT in the event that SILBV ceases to be an Associated Company of SPG the rights granted to SILBV under this clause 2.1 shall be deemed to be assigned by SILBV to SPG,

PROVIDED THAT Shire's license to sell the Compound pursuant to this clause 2.1 is limited to the sale of its Associated Companies and sub-licensees.

2.2

Shire and any Associated Companies granted a sub-licence in accordance with clause 2.3 below shall have the right to sub-licence all or any part of the rights granted to Shire under this Agreement PROVIDED THAT AnorMED has given its prior written consent, such consent not to be unreasonably withheld or delayed.

2.3

Notwithstanding any other provision of this Agreement, Shire shall have the right to sub-licence all or any part of the rights granted to Shire under this Agreement without AnorMED's prior written consent to any of its Associated Companies for so long as it remains an Associated Company of SPG PROVIDED THAT Shire shall forthwith notify AnorMED of any sub-licence granted pursuant to this clause 2.3 and PROVIDED FURTHER THAT Shire shall remain responsible for all acts and omissions of such sub-licensees as though they were by Shire.

2.4

Notwithstanding any other provision of this Agreement, Shire, its Associated Companies and sub-licensees shall from time to time and at any time have the right to grant further sub-licenses of all or any part of the rights granted to Shire under this Agreement without AnorMED's prior written consent to third party manufacturers for the purpose of the manufacture and supply of the Compound and/or Product to such parties.

2.5

During the term of this Agreement, Shire shall promptly notify AnorMED upon the grant of regulatory and marketing approval for the Products in whatever country and use reasonable endeavours to promote the distribution and sale of the Products in that country, including but without limitation by sub-licensing, and use its reasonable endeavours to procure that all its sub-licensees use their reasonable endeavours to (1) optimise demand for such Products in that country and (2) enter into arrangements directly or indirectly for the launch and commercialisation of the Products in that country.

2.6

During the term of this Agreement AnorMED and Shire shall meet at intervals no greater than [REDACTED TEXT] to review Shire's and its sub-licensees' performance detailed in clause 2.5 hereof.

3.

CONFIDENTIALITY

3.1

In this Agreement, "Confidential Information" shall, subject to Clause 3.2, mean any and all data, results, know-how, plans, business information and other information, whether oral, in writing or in any other form, disclosed before, on or after the date of this Agreement by one party (the "Disclosing Party") to the other party (the "Receiving Party").

3.2

In this Agreement, "Confidential Information" shall not include any information which the Receiving Party can prove:

3.2.1

is or becomes public knowledge through no improper conduct on the part of the Receiving Party, its officers, employees, agents, representatives or those of its  Associated Companies or sub-licensees;

3.2.2

is already lawfully possessed by the Receiving Party or its Associated Companies prior to first receiving it from or on behalf of the Disclosing Party;

3.2.3

is obtained subsequently by the Receiving Party or its Associated Companies from a Third party without any obligations of confidentiality and such Third Party is in lawful; possession of such information and not in violation of any contractual or legal obligation to maintain the confidentiality of such information; and/or

3.2.4

is released from confidentiality in writing by the Disclosing Party.

3.3

The Receiving Party shall not use, copy or disclose to any Third Party any Confidential Information received from the Disclosing Party (whether before, on or after the date of this Agreement) except as set out in Clause 3.5 below.

3.4

The Receiving Party may:

3.4.1

only use Confidential Information received from the Disclosing Party to the extent that such use is necessary or desirable for the purpose of carrying out its obligations under this Agreement;

3.4.2

disclose Confidential Information received from the Disclosing Party to its employees, representatives and Associated Companies but only to the extent necessary to enable the Receiving Party to carry out its obligations under this Agreement and provided that the Receiving Party shall remain responsible for procuring that its employees, representatives and Associated Companies do not further disclose the Confidential Information or use it for any purpose other than that set out in Clause 3.5.1;

3.4.3

disclose Confidential Information received from the Disclosing Party to the extent that it is specifically authorised to do so in writing or an email by an authorised representative of the Disclosing Party; and

3.4.4

disclose any part of the Confidential Information received from the Disclosing Party solely to the extent that it is legally required to do so pursuant to an order of a court of competent jurisdiction or governmental or regulatory authority provided that the Receiving Party will use its reasonable endeavours to limit such disclosure and to provide the Disclosing Party with an opportunity to make representations to the relevant court or governmental authority.

3.5

Shire may disclose Confidential Information received from AnorMED to the extent such disclosure is necessary to exploit the licences granted pursuant to this Agreement and/or to grant sub-licences.

3.6

All documents and other materials (and any copyright therein) provided by the Disclosing Party to the Receiving Party containing Confidential Information shall at all times be the property of the Disclosing Party.

3.7

The provisions of this Clause 3 shall commence on the Effective Date and shall continue for so long as either party has knowledge of any Confidential Information received or derived from the other party and shall, for the avoidance of doubt, survive termination or expiry of this Agreement.

4.

INVENTIONS

The ownership of all rights arising from inventions and arising out of collaboration for the purposes of this Agreement shall be [REDACTED TEXT].

5.

PATENT PROSECUTION AND MAINTENANCE

5.1

AnorMED and Shire shall [REDACTED TEXT]

5.2

AnorMED shall provide Shire with a copy of any proposed patent applications and all documents relating to the prosecution of all patent applications in good time before filing with the relevant patent office to provide Shire an opportunity to review and comment upon the nature and text of any new or pending patent applications and documents relating to the prosecution of all patent applications included in the Patents.  AnorMED shall consider in good faith any comments from Shire regarding steps that might be taken to strengthen the Patents and shall, in good faith, conduct discussions with Shire, at its request, regarding the patent prosecution strategy for the Patents.  [REDACTED TEXT]

5.3

At the initiation of any opposition, interference, revocation action or similar dispute involving the Patents, Shire and AnorMED shall [REDACTED TEXT].

5.4

If at any time Shire shall elect not to [REDACTED TEXT].

5.5

[REDACTED TEXT]

5.6

[REDACTED TEXT]

6.

PAYMENTS

6.1

Shire shall pay to AnorMED:

6.1.1

within ten (10) business days of the Effective Date, a non-refundable, non-creditable payment of [REDACTED TEXT].

6.1.2

a royalty of [REDACTED TEXT] Net Sales Value of all Products sold for use in humans by Shire, its Associated Companies or its sub-licensees:
    (a) ([REDACTED TEXT])

6.1.3

a payment of [REDACTED TEXT] of the Veterinary Net Income received by Shire or its Associated Companies in respect of the sublicense or assignment of any of Shire's rights in or to the Compound or Product for non-human use until the [REDACTED TEXT].

6.1.4

a royalty of [REDACTED TEXT] of the Veterinary Net Sales of all Products sold for non-human use by Shire or its Associated Companies:  [REDACTED TEXT]

6.2

Royalty payments due under clause 6.1 shall be made in Pounds Sterling within [REDACTED TEXT] of the end of each calendar quarter in respect of royalty payments accruing on Products invoiced in that calendar quarter.  It is recognized and agreed that sales of Products by licensees of Shire for a quarter may be estimates and accordingly any estimate shall be revised in accordance with the terms of any sub-licence and any adjustment to the royalties paid by means of further payment or credit note be made not later than four months after the end of the calendar quarter in question.

6.3

In the event that any sums due under this Agreement are or become subject to any Value Added Tax, it shall be paid by Shire on the rendering by AnorMED of any appropriate Value Added Tax invoice.

6.4

Conversion into Pounds Sterling shall be calculated at the middle closing rate of exchange as published in "The Financial Times" for the day payment is due provided that where any payment is made after the date provided for herein conversion shall be at the rate ruling at the date of payment if this is more favourable to AnorMED.

6.5

Shire shall:

6.5.1

use its reasonable endeavours to submit to AnorMED an estimate of royalties, using such information reasonably available to Shire, within thirty (30) calendar days; and

6.5.2

submit to AnorMED a final statement of royalties within sixty (60) calendar days,

after the end of each calendar quarter setting forth with respect to Shire, its Associated Companies and sub-licensees hereunder during that period the Net Sales Value, Veterinary Net Income (and its components, including expenses and Cost of Goods) and Veterinary Net Sales.

6.6

Shire agrees during the term of this Agreement and for [REDACTED TEXT] thereafter to keep true and accurate records and books of account containing all data necessary for the determination of royalties payable under this Agreement including records and books of account relating to the Net Sales Value, Veterinary Net Income and Veterinary Net Sales, which records and books of account shall upon reasonable notice from AnorMED be open at all reasonable times during business hours for inspection by an independent auditor appointed by AnorMED and at AnorMED's cost with the approval of Shire, such consent not to be unreasonably withheld, for the purpose of verifying the accuracy of Shire's report hereunder. Shire shall ensure that its Associated Companies and sub-licensees (if any) also keep true and accurate records and books of account containing all data necessary for the determination of royalties payable in respect of their activities and shall ensure that such records and books of account shall upon reasonable notice by AnorMED be open at all reasonable times during business hours for inspection by the said independent auditor for the purpose of verifying Shire's reports hereunder.

6.7

AnorMED agrees to maintain as confidential all financial information received with respect to the operations of Shire and its Associated Companies and sub-licensees pursuant to this clause 6.

7.

MILESTONES

Shire shall at its sole expense commence within [REDACTED TEXT] of the receipt of a Product License for any Product in any country in the Territory a clinical trial reasonably suited in Shire's view to [REDACTED TEXT].

8.

[Intentionally left blank]

9.

DURATION

This Agreement shall continue until the [REDACTED TEXT]

10.

TERMINATION

10.1

This Licence may be terminated forthwith by either party giving the other written notice if:

10.1.1

subject to clauses 10.6 and 10.7, the other party shall have breached any of its material obligations under this Agreement and if the breach is capable of remedy the breaching party shall not have rectified the same within thirty (30) days of receipt of a written notice from the other party specifying the breach and requiring rectification of it; or

10.1.2

the other party shall cease to carry on its business, shall be wound up or if an order shall be made or a resolution passed for its winding up or if it shall be dissolved by voluntary or involuntary proceedings or become insolvent (being where pursuant to Section 89 of the Insolvency Act 1986 it is determined that the company in question will not be able to pay its debts in full together with interest thereon) or go into liquidation or enter into negotiations for or enter into any arrangement with its creditors or if a receiver, liquidator, administrator or trustee be appointed in respect of any of its assets or undertaking (save that this provision shall not apply to any resolution for winding up or dissolution for the purpose of amalgamation or reconstruction) or on the occurrence of any similar or analogous event in its jurisdiction.

10.2

Upon termination of this Agreement by AnorMED pursuant to clause 10.1.1 by reason of Shire's breach of their material obligations or by AnorMED pursuant to clause 10.1.2 all right, title and interest in and to all underlying technology, including but not limited to patents, patent applications, unpatented know-how, and any and all relevant information and data (whether part of development or of regulatory submissions and approvals or both) developed by Shire and/or AnorMED with respect to the subject matter of this Agreement (the "Technology Rights"), shall immediately and totally vest in and/or revert to AnorMED without the requirement of any further documentation. Shire shall execute whatever documentation AnorMED reasonably requires to give full effect to the provisions of this clause PROVIDED THAT in the situation where this Agreement is terminated under clause 10.1.2 in the event of AnorMED being wound up or going into liquidation or otherwise ceasing to carry on its business the Technology Rights shall immediately and totally vest in and/or revert to Shire without requirement of any further documentation. AnorMED shall execute whatever documentation Shire reasonably requires to give full effect to the provisions of this clause.

10.3

The termination of this Agreement (for whatever reason) shall not affect or prejudice the rights of either party against the other in respect of any prior breach of this Agreement.

10.4

Upon termination of this Agreement Shire shall have the right to sell any of its existing stock of Products subject to the payment of the agreed royalties.

10.5

Termination of this Agreement for any reason shall not oblige AnorMED to repay to Shire any sums paid pursuant to the terms of this Agreement prior to the date of such termination. The provisions of clauses 3 and 10 shall survive termination of this Agreement for any cause.

10.6

In the event that AnorMED terminates this Agreement pursuant to clause 10.1.1 for breach by Shire of its material obligations hereunder or clause 10.1.2 by reason of the matters referred to therein, this Agreement shall remain in force with regard to any sub-licence of Shire and AnorMED hereby undertakes:

10.6.1

to grant to any sub-licensee of Shire a licence under the Patents and AnorMED Know-How upon the terms and conditions of this Agreement forthwith upon termination for the territory of any such sub-licence;

10.6.2

to notify Shire that the licence to any such sub-licensee has been granted and subject to the provisions of clause 10.8.2 not to terminate or vary the terms thereof without the prior written consent of Shire such consent not to be unreasonably withheld.

10.7

Where AnorMED terminates this Agreement pursuant to clause 10.1.1 above for breach by Shire of its material obligations hereunder or clause 10.1.2 by reason of the matters referred to therein:

10.7.1

where Shire is in breach of the terms of this Agreement as aforesaid or the provisions of Clause 10.1.2 apply to Shire, AnorMED may exercise such rights of termination in respect of all countries in the Territory save in respect of any country in which Shire has granted a sub-licence;

10.7.2

AnorMED may exercise such rights of termination where a sub-licensee of Shire is in breach of the terms of this Agreement as aforesaid or the provisions of clause 10.1.2 apply to any such sub-licensee in respect only of the country in which Shire has granted such sub-licence PROVIDE THAT AnorMED will allow Shire a [REDACTED TEXT] period in which to find an alternative sub-licensee prior to exercising any right of termination.

11.

INDEMNITY

Shire and its sub-licensees (if any) shall, jointly and severally, fully indemnify and hold AnorMED harmless against any claims for damages, including legal costs, arising from the development, formulation, use and/or sale by Shire, its Associated Companies or their sub-licensees, sub-contractors, consultants or clinical investigators of any Products or otherwise arising out of the technology licensed hereunder.

12.

PERFORMANCE

12.1

During the continuance of this Agreement, Shire shall:

12.1.1

use its reasonable endeavours to obtain a Product Licence or procure the use by its sub-licensees where appropriate to obtain a Product Licence in each country for the Product for the treatment or prevention of any disease in humans and use or procure the use where appropriate by its sub-licensees of reasonable endeavours to promote and sell the Products as aforesaid; and

12.1.2

not act as agent of AnorMED and specifically not give any indication that it is acting otherwise than as principal and in advertising or selling Products not make any representation or give any warranty on behalf of AnorMED.

13.

PATENT INFRINGEMENT, EXTENSION AND REPRESENTATION

13.1

If AnorMED, Shire, Shire's customers, Shire's sub-licensees or their customers are sued by a Third Party for infringement of a patent because of the manufacture, use or sale of Compounds or Products in the Field, the party which has been sued or whose sub-licensees or customers have been sued shall promptly, upon the same coming to its knowledge, notify the other party in writing of the institution of such suit, and the parties shall consult together to agree upon the course of action to be taken.  [REDACTED TEXT]

13.2

If Shire or AnorMED become aware of any Third Party infringement of the Patents, they shall promptly notify the other party and the parties shall consult to agree upon the course of action to be taken.  [REDACTED TEXT]

13.3

AnorMED shall fully cooperate with Shire and use commercially reasonable efforts to obtain any applicable patent term extension for any Product License in any country where such patent term extensions are permissible.

(a)

[REDACTED TEXT]

(b)

[REDACTED TEXT]

(c)

[REDACTED TEXT]

(d)

[REDACTED TEXT]

13.4

AnorMED represents and warrants that, as of the Effective Date, it owns or controls the Patents in Appendix I.

14.

TRADE MARKS

Shire shall sell Products throughout the world under one or more trade marks chosen and owned by Shire.

15.

METHOD OF PAYMENT

All payments to be made to AnorMED by Shire under this Agreement shall be made by telegraphic transfer to any bank account notified to Shire by AnorMED during the term of this Agreement.

16.

DISPUTES

Any disputes under this Agreement, of whatsoever nature, that cannot be resolved by negotiation between the parties within sixty (60) days of such dispute having arisen shall be referred for final resolution to arbitration in London by a single arbitrator appointed by agreement between the parties or, in default of agreement, nominated on the application by either party by the President for the time being of the Law Society.

17.

GOVERNING LAW

This Agreement and any and all other agreements undertaken by and between the parties incidental to this Agreement shall be governed by English law.

18.

ENTIRE AGREEMENT

Each party hereby confirms that this Agreement sets out the entire agreement and understanding between the parties in relation to the transaction hereby contemplated, and that all other previous agreements, arrangements and undertakings between them with regard to such transactions including the Revised License Agreement are superseded with effect from the Effective Date provided that any and all obligations and liability arising out of or incidental to the Revised License Agreement up to and including the Effective Date shall survive and that each party is not entering into this Agreement or any of the arrangements contemplated hereby in reliance upon any representation or warranty not expressly set out in this Agreement.

19.

SEVERABILITY

Both parties hereby expressly agree and contract that it is the intention of neither party to violate any public policy, statutory or common laws, rules, regulations, treaty or decision of any government agency or executive body thereof of any country of community or association of countries. Should one or more provisions of this Agreement be or become invalid, then the parties hereto shall substitute, by mutual consent, valid provisions for such invalid provisions which valid provisions in their economic effect come so close to the invalid provisions that it can be reasonably assumed that the parties would have contracted this Agreement with those new provisions. In case such provisions cannot be found, the invalidity of one or several provisions of this Agreement shall not affect the validity of this Agreement as a whole, unless the invalid provisions are of such essential importance for this Agreement that it is to be reasonably assumed that the parties would not have contracted this Agreement without the invalid provisions.

20.

NO PARTNERSHIP

Nothing herein shall or shall be deemed to create any partnership or joint venture between the parties hereto.

21.

ASSIGNMENT

Neither party may or may agree to assign or transfer any of its rights or obligations hereunder without the prior written consent of the other such consent not to be unreasonably withheld or delayed, provided that any assignee shall enter into an agreement with AnorMED undertaking to observe all the terms and conditions of this Agreement PROVIDED THAT Shire shall be free to assign or transfer any of its rights or obligations hereunder to its Associated Companies for so long as such company remains an Associated Company and PROVIDED THAT Shire shall forthwith notify AnorMED of any such assignment or transfer and PROVIDED FURTHER THAT Shire shall remain responsible for all acts and omissions of such assignee or transferee as though they were by Shire.

22.

NO WAIVER

No failure, forbearance or delay by either party hereto in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise by either party hereto of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

23.

NOTICES

Any notice or other communication given or made under this Agreement shall be in writing and may be delivered to the relevant party or sent by prepaid first class post or facsimile transmission to the address of that party specified in this Agreement or to such other address or facsimile number as may be notified hereunder by that party from time to time for this purpose. Each such notice or communication shall be deemed to have been given or made and delivered, if by prepaid first class post, 72 hours after posting, if by delivery, when left at the relevant address and, if by facsimile transmission, when transmitted, provided that a confirmatory copy of such facsimile transmission shall have been sent by prepaid first class post within 24 hours of such transmission.

If to AnorMED:

For the attention of:
AnorMED Inc.
20353 - 64th Avenue - Suite 200
Langley, BC V2Y 1N5
Canada

Attention:  President
FAX:  (604) 530-0976

If to Shire:

For the attention of:
The Company Secretary
Shire Pharmaceuticals Group plc
Hampshire International Business Park
Chineham, Basingstoke
Hampshire RG24 8EP
(Facsimile No: 01256 894710)

If to SILBV:

Shire International Licensing BV
Fred. Roeskestraat 123 Olympic Plaza
1076EE
Amsterdam
The Netherlands
Attention:  The Company Secretary
FAX:  +31 (0)20 577 1188

24.

AMENDMENTS

No provision of this Agreement may be amended, modified, waived, discharged or terminated otherwise than by the express written agreement of the parties hereto.

25.

FORCE MAJEURE

Neither party will be liable for failure to perform its obligations hereunder if the failure results from force majeure, act of God, refusal of any licence or consent (save as provided for in clause 7) or any other art of national, federal, state or local government authority or any department, agencies or representative thereof, fire, explosion, accident, industrial dispute or anything beyond such party's reasonable control.

26.

COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which shall constitute and original agreement, but all of which together shall constitute one and the same agreement.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorised officers as of the day and the year first above written.

For and on behalf of ANORMED INC. by	For and on behalf of SHIRE PHARMACEUTICALS GROUP PLC by
"Michael Abrams"	"A. C. Russell"
Authorised Signatory	Authorised Signatory
Michael J. Abrams, Ph.D.	Angus C. Russell
Name	Name
President & C.E.O.	Chief Financial Officer
Title	Title

For and on behalf of SHIRE INTERNATIONAL LICENSING B.V. by
"A. C. Russell"	"Otic Linker"
Authorised Signatory
Angus C. Russell	Otic B. Linker
Name
Director	Managing Director
Title